                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                INTELISPAN, INC.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   458 150 109
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 12, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                                 (Page 1 of 13)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D
---------------------------------------------------------- -------------------- ----------------------------------------------------

CUSIP NO. 458 150 109                                                                          PAGE 2 OF 13 PAGES
---------------------------------------------------------- -------------------- ----------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           COMVEST CAPITAL PARTNERS LLC (13-4068973)

---------- -------------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [ ]

                                                                                               (b) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           WC
---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c) [ ]


---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

---------- -------------------------------------------------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES

      BENEFICIALLY         8    SHARED VOTING POWER

     OWNED BY EACH              9,441,667

       REPORTING           9    SOLE DISPOSITIVE POWER

      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                9,441,667

---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,441,667

---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.6%
---------- -------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           OO
---------- -------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                            SCHEDULE 13D
---------------------------------------------------------- -------------------- ----------------------------------------------------

CUSIP NO.   458 150 109                                                                        PAGE 3 OF 13 PAGES
---------------------------------------------------------- -------------------- ----------------------------------------------------


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           COMMONWEALTH ASSOCIATES, L.P.    (13-3467952)

---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [ ]

                                                                                               (b) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           OO

---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
---------- -------------------------------------------------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES             8    SHARED VOTING POWER

     BENEFICIALLY               7,907,321

     OWNED BY EACH         9    SOLE DISPOSITIVE POWER

       REPORTING          10    SHARED DISPOSITIVE POWER

      PERSON WITH               7,907,321

---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,907,321

---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
---------- -------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                            SCHEDULE 13D

---------------------------------------------------------- -------------------- ----------------------------------------------------

CUSIP NO. 458 150 109                                                                          PAGE 4 OF 13 PAGES
---------------------------------------------------------- -------------------- ----------------------------------------------------

---------- -------------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           COMMONWEALTH ASSOCIATES MANAGEMENT CORP.  (13-3468747)

---------- -------------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [ ]

                                                                                               (b) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           AF

---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
---------- -------------------------------------------------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES             8    SHARED VOTING POWER

     BENEFICIALLY               7,907,321

     OWNED BY EACH         9    SOLE DISPOSITIVE POWER

       REPORTING          10    SHARED DISPOSITIVE POWER

      PERSON WITH               7,907,321

---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,907,321

---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
---------- -------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           CO
---------- -------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                            SCHEDULE 13D

---------------------------------------------------------- -------------------- ----------------------------------------------------

CUSIP NO. 458 150 109                                                                          PAGE 5 OF 13 PAGES
---------------------------------------------------------- -------------------- ----------------------------------------------------

---------- -------------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MICHAEL S. FALK

---------- -------------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [ ]

                                                                                               (b) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           PF

---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
---------- -------------------------------------------------------------------------------------------------------------------------

       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  4,096,934

     BENEFICIALLY          8    SHARED VOTING POWER

     OWNED BY EACH              17,348,988

       REPORTING           9    SOLE DISPOSITIVE POWER

      PERSON WITH               4,096,934

                          10    SHARED DISPOSITIVE POWER

                                17,348,988
---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,445,922

---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.6%

---------- -------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           IN
---------- -------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                              Page 6 of 13 pages

Item 1.           Security and Issuer.

         This statement relates to the common stock, par value $.0001 per share ("Common Stock") of Intelispan, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 1720 Windward Concourse, Suite 100, Alpharetta, Georgia 30005.

Item 2.           Identity and Background.

                  This statement is filed jointly by ComVest Capital Partners LLC ("ComVest"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Corp. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, and Michael S. Falk ("Falk"). ComVest, Commonwealth, CAMC and Falk are the "Reporting Persons."

         Robert Priddy ("Priddy"), Keith Rosenbloom ("Rosenbloom") and Basil Ascuitto ("Ascuitto") are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of ComVest are Falk, Priddy, and Rosenbloom.

         All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than Priddy is 830 Third Avenue, New York, New York 10022. The business address for Priddy is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         ComVest and certain associated parties of ComVest made bridge loans to the Issuer. In connection therewith, ComVest received warrants to purchase 9,250,000 shares of Common Stock at an exercise price of $.01 per share. ComVest exercised these warrants and purchased all 9,250,000 shares for $92,500 in December 1999. ComVest's funds for the bridge loans were provided by its working capital. ComVest sold its bridge loans to Mr. Priddy who invested the payment proceeds therefrom in the Private Placement, as noted below.

                                                              Page 7 of 13 pages


         In a private placement (the "Placement") which closed in December 1999, the Issuer sold units ("Units") at a price of $100,000 per unit. Each Unit consisted of 133,333 shares of Common Stock and warrants to purchase 66,667 shares of Common Stock at an exercise price of $.75 per share (the "Placement Warrants"). Commonwealth acted as placement agent to the Issuer in connection with the Placement pursuant to a Placement Agency Agreement dated December 13, 1999 (the "Agency Agreement").

         As compensation for services rendered to the Issuer in connection with the Placement, Commonwealth was issued 60,000 shares of Common Stock (the "Advisory Shares") and seven-year warrants to purchase Common Stock at an exercise price of $.75 per share (the "Agents Warrants"). Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Falk, Rosenbloom, Asciutto and Wynne. Commonwealth disclaims beneficial ownership of the Agents Warrants it distributed to other persons.

         ComVest, Falk (together with a trust whose securities Falk is the beneficial owner of), Priddy, Rosenbloom, Ascuitto and Wynne were investors in the Placement in the respective amounts of $100,000, $425,000, $1,000,000, $50,000, $20,000 and $25,000. The source of the funds for the purchases by Falk, Priddy, Ascuitto and Wynne were their respective personal funds. The source of the funds for the purchase by ComVest was the working capital of ComVest.

         Subsequent to the Placement, the Issuer offered all holders of Agents Warrants and Placement Warrants the right to exercise these warrants on a cashless basis at an exercise price of $.50 per share and a deemed market value of $4.00 per share of Common Stock. On September 12, 2000, all of the Placement Warrants and Agents Warrants held by the Reporting Persons and the other persons identified in Item 2 above were exercised by the holders thereof through the cashless exercise of these warrants pursuant to the terms of the Issuer's offer.

Item 4.           Purpose of Transaction.

         The Agents Warrants and Advisory Shares were acquired by the Reporting Persons as compensation for services rendered to the Issuer solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Units (including the Common Stock and Placement Warrants) were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

         Pursuant to the Agency Agreement, upon the first closing of the Placement, Commonwealth was granted the right to designate four of the seven directors of the Issuer. On February 7, 2000, three Commonwealth designees were appointed to the Board, including Mr. Falk. Commonwealth waived its right to appoint the fourth director.


         Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew

                                                              Page 8 of 13 pages

or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.           Interest in Securities of the Issuer.

         (a) ComVest is the beneficial owner of an aggregate of 9,441,667 shares of Common Stock, representing approximately 8.6% of the issued and outstanding shares of Common Stock of the Issuer.

         Commonwealth is the beneficial owner of an aggregate of 7,907,321 shares of Common Stock, representing approximately 7.2% of the issued and outstanding shares of Common Stock of the Issuer.

         CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 7,907,321 shares of Common Stock owned by Commonwealth, representing approximately 7.2% of the issued and outstanding shares of Common Stock of the Issuer.

         Falk may be deemed to be the beneficial owner of an aggregate of 21,445,922 shares of Common Stock, representing approximately 19.6% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 7,907,321 and 9,441,667 shares beneficially owned respectively by Commonwealth and ComVest, which Falk may be deemed to beneficially own, Falk (together with a trust whose securities Falk is the beneficial owner of) beneficially owns an additional 4,096,934 shares of Common Stock.

         Priddy is the beneficial owner of an aggregate of 1,916,666 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock of the Issuer.

         Rosenbloom is the beneficial owner of an aggregate of 1,044,380 shares of Common Stock, representing approximately one percent of the issued and outstanding shares of Common Stock of the Issuer.

         Ascuitto is the beneficial owner of an aggregate of 112,624 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer.

         Wynne is the beneficial owner of an aggregate of 140,144 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer.

         (b) Number of shares as to which each such person has:

                                                              Page 9 of 13 pages


         (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                        Number of Shares
         ----                        ----------------
         Michael S. Falk             4,096,934 shares
         Robert Priddy               1,916,666 shares
         Keith Rosenbloom            1,044,380 shares
         Basil Ascuitto                112,624 shares
         Joseph Wynne                  140,144 shares

         (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                  (A) Commonwealth, CAMC and Falk may be deemed to share such voting and disposition powers with respect to Commonwealth's 7,907,321 shares.

                  (B) ComVest and Falk may be deemed to share such voting and disposition powers with respect to ComVest's 9,441,667 shares.

         (c) On September 12, 2000 warrants to purchase Common Stock were exercised pursuant to the cashless exercise option offered by the Issuer (described above) as follows:

                                            Shares Received
Holder                                       Upon Exercise
------                                       -------------
ComVest                                          58,334
Commonwealth                                  7,847,321
Falk                                          3,530,269
Priddy                                          583,336
Rosenbloom                                      977,713
Ascuitto                                         85,957
Wynne                                           106,811

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Each investor who purchased securities in the Placement, including ComVest, Falk, Priddy, Rosenbloom, Ascuitto and Wynne, agreed not to sell, transfer or otherwise dispose of any securities included in the Units sold in the Placement for one year following the final closing of the Placement, and thereafter not to sell, transfer or otherwise dispose of more than 25% of such securities on a cumulative basis during each subsequent 90-day period thereafter (such 24-

                                                             Page 10 of 13 pages

month period referred to as the "Lock-Up Period"). Furthermore, such investors agreed that if the Issuer undertakes certain private or public offerings (a "Qualified Offering") during the Lock-Up Period, they will not sell, transfer or otherwise dispose of their securities for such period of time following such Qualified Offering, not to exceed 12 months, as the managing underwriter or placement agent of the Qualified Offering may request, provided Commonwealth agrees.

Item 7.           Material to be Filed as Exhibits.

         (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 11 of 13 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2000          ComVest Capital Partners LLC


                                   By:      /s/ Michael S. Falk
                                   Name: Michael S. Falk
                                   Title: Manager


Dated: September 19, 2000          Commonwealth Associates, L.P.

                                   By: Commonwealth Associates Management Corp.,
                                        its general partner


                                   By: /s/ Joseph P. Wynne
                                   Name: Joseph P.Wynne
                                   Title: Chief Financial Officer

Dated: September 19, 2000          Commonwealth Associates Management Corp.


                                   By: /s/ Joseph P. Wynne
                                   Name: Joseph P. Wynne
                                   Title: Chief Financial Officer


Dated: September 19, 2000          /s/ Michael S. Falk
                                   Michael S. Falk

                                                             Page 12 of 13 pages


                                  EXHIBIT INDEX


1.       Joint Filing Agreement